Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended March 31,
	2013	2012
Loss:
Loss before income taxes	$(283)	$(1,676)
Add: Total fixed charges (per below)	431	413
Less: Interest capitalized	12	12
Total earnings (loss) before income taxes	$136	$(1,275)
Fixed charges:
Interest	$175	$170
Portion of rental expense representative of the interest factor	250	227
Amortization of debt expense	6	16
Total fixed charges	$431	$413
Ratio of earnings to fixed charges	—	—
Coverage deficiency	$295	$1,688